Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 14, 2014

Relating to Preliminary Prospectus dated October 1, 2014

Registration No. 333-198013

Relating to 462(b) Registration Statement Filed October 15, 2014

Registration No. 333-199320

FORWARD PHARMA A/S

Update and Supplement to Preliminary Prospectus

Dated October 1, 2014

This free writing prospectus relates only to the initial public offering of American Depositary Shares (“ADSs”) representing ordinary shares, nominal value DKK 0.10 per share, of Forward Pharma A/S and should be read together with the preliminary prospectus dated October 1, 2014 (the “Preliminary Prospectus”), that was included in Amendment No. 3 to our registration statement on Form F-1 (Registration No. 333-198013), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 2, 2014, as well as our 462(b) registration statement on Form F-1 (Registration No. 333-199320), as filed with the SEC on October 15, 2014, before deciding to invest in the ADSs offered thereby. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

References to “Forward Pharma,” the “Company,” “we,” “our,” “ours,” and “us” are used in the manner described in the Preliminary Prospectus. The filed copy of the Preliminary Prospectus may be accessed through the following link:

http://edgar.sec.gov/Archives/edgar/data/1604924/000104746914008026/a2221624zf-1a.htm

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith, or was prepared based on assumptions that are inconsistent with the information below.

10,500,000 American Depositary Shares
Representing 10,500,000 Ordinary Shares
Forward Pharma A/S

ADSs offered by us	10,500,000 ADSs, representing 10,500,000 ordinary shares.

Ordinary shares to be outstanding immediately after this offering	45,813,760 ordinary shares (assuming no exercise of the underwriters’ over-allotment option).

Over-allotment option

We have granted the underwriters the right to purchase up to an additional 1,575,000 ADSs, representing 1,575,000 ordinary shares, from us for a period of 30 days, to cover over-allotments, if any, in connection with the offering.

American Depositary Shares

Each ADS will represent one ordinary share, nominal value DKK 0.10 per share. You will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of the ADSs, you should carefully read the section in the Preliminary Prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes the Preliminary Prospectus.

Depositary	The Bank of New York Mellon

Initial public offering price	$21.00 per ADS

Underwriting discount	$1.47 per ADS

Gross proceeds to the issuer before underwriting discount and expenses	Approximately $220.5 million (or $253.6 million if the underwriters’ over-allotment option is exercised in full).

Net proceeds to the issuer after underwriting discount and expenses	Approximately $198.8 million (or $229.6 million if the underwriters’ over-allotment option is exercised in full).

Participation by affiliated entities

A number of entities affiliated with BVF Forward Pharma L.P. (one of our bridge lenders and an affiliate of BVF Partners LP, which itself is affiliated with certain of our principal shareholders), have indicated an interest in purchasing up to an aggregate of $20.0 million of ADSs in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no ADSs in this offering to these entities, and these entities may determine to purchase more, less or no ADSs in this offering.

Ticker/Exchange for ADSs	FWP/The Nasdaq Global Select Market

Pricing Date	October 14, 2014

Closing Date	October 20, 2014

Underwriters	Leerink Partners LLC, Jefferies LLC, RBC Capital Markets, LLC and JMP Securities LLC

The number of our ordinary shares to be outstanding immediately after this offering is based on 1,736,540 of our Class A shares and 56,851 Class B shares outstanding as of June 30, 2014 and the initial public offering price of $21.00 per ADS, and assumes:

•                                          the issuance of 7,590 Class A shares to Morten Priskorn on July 3, 2014 by way of exercise of 7,590 warrants at a subscription price of DKK 70.06 per share;

•                                          the automatic conversion of all of our Class A shares and Class B shares into an aggregate of 1,915,290 ordinary shares of DKK 1 prior to the consummation of this offering, as well as the other transactions contemplated, pursuant to our Framework Agreement, including the issuance of bonus shares to our Class B shareholders, as described under “Related Party Transactions—Framework Agreement,” which we refer to as the Share Conversion (after which we will only have one class of shares, termed ordinary shares);

•                                          the conversion of €8.4 million principal plus accrued interest under our bridge financing dated May 30, 2014, for which we have drawn down the entire principal amount available thereunder, into 33,782 ordinary shares of DKK 1, based on a 15% discount to the public offering price, which we refer to as the EUR Bridge Conversion;

•                                          the conversion of $10.0 million principal plus accrued interest under our bridge financing dated August 6, 2014, for which we have drawn down the entire principal amount available thereunder, into 31,764 ordinary shares of DKK 1, based on a 15% discount to the public offering price, which we refer to as the USD Bridge Conversion and, together with the EUR Bridge Conversion, we refer to as the Bridge Conversions;

•                                          the issuance of 1,550,540 ordinary shares of DKK 1 in the form of bonus shares to all existing shareholders, including our bridge lenders, which we refer to as the Bonus Share Issuance;

•                                          no issuance of shares pursuant to a deferred share award granted to our Chief Financial Officer Joel Sendek on August 12, 2014, allowing for the subscription of 31,895 Class A shares, which was converted into a deferred share award allowing for the subscription of 56,861 ordinary shares of DKK 1 in connection with the Share Conversion and the Bonus Share Issuance;

•                                          no issuance of shares pursuant to non-qualified stock options granted upon the consummation of this offering allowing for the subscription of 26,384 Class A shares, which were converted into non-qualified stock options allowing for the subscription of 47,038 ordinary shares of DKK 1, at an exercise price equal to the price per share in this offering, in connection with the Share Conversion and the Bonus Share Issuance;

•                                          no exercise of warrants held by warrant holders allowing for the subscription for an aggregate of 131,052 Class A shares outstanding as of June 30, 2014, which were converted into warrants to subscribe for an aggregate of 229,383 ordinary shares of DKK 1, at a weighted average exercise price of approximately $15.10 per share, in connection with the Share Conversion and the Bonus Share Issuance;

•                                          no exercise of warrants issued subsequent to June 30, 2014, held by warrant holders allowing for the subscription of an aggregate of 5,000 Class A shares, which were converted into warrants to subscribe for an aggregate of 8,914 ordinary shares of DKK 1, at a weighted average price of approximately $110.64 per share, in connection with the Share Conversion and the Bonus Share Issuance;

•                                          the split of our ordinary shares, including all ordinary shares referred to above, to the effect that one share of DKK 1 was split into 10 shares of DKK 0.10 each, which we refer to as the Share Split; and

•                                          no exercise of the option granted to the underwriters to purchase up to 1,575,000 additional ADSs to cover over-allotments, if any, in connection with this offering.

Changes to Information in the Preliminary Prospectus

The following changes are made to the information set forth in the Preliminary Prospectus and will be reflected in the final prospectus for the offering.

Update to “Risk Factors”

The risk factors under the headings “Our principal shareholders currently own, in the aggregate, almost all of our outstanding Class A shares and all of our outstanding Class B shares, and will own approximately 76% of our ordinary shares upon the closing of this offering. They will therefore be able to exert significant control over matters submitted to our shareholders for approval”, “Our ordinary shares will be controlled by insiders, who could have significant influence over the outcome of corporate actions requiring board and shareholder approval”, “Future sales, or the perception of future sales, of a substantial number of our ordinary shares or ADSs could adversely affect the price of the ADSs, and actual sales of our equity will dilute shareholders and ADS holders”, and “If you purchase ADSs in this offering, you will suffer immediate dilution of your investment” on pages 44, 46 and 47 of the Preliminary Prospectus are hereby revised and replaced in their entirety with:

Our principal shareholders currently own, in the aggregate, almost all of our outstanding Class A shares and all of our outstanding Class B shares, and will own approximately 74% of our ordinary shares upon the closing of this offering. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

After this offering, our shareholders who own more than 5% of our Class A shares and Class B shares before this offering will, in the aggregate, beneficially own approximately 74% of our ordinary shares (assuming no exercise of the underwriters’ over-allotment option). These shareholders will be able to significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors, certain decisions relating to our capital structure, amendments to our Articles of Association, and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of our other shareholders or holders of the ADSs.

Our ordinary shares will be controlled by insiders, who could have significant influence over the outcome of corporate actions requiring board and shareholder approval.

Our Chairman, Florian Schönharting, beneficially owns shares comprising approximately 71% of our voting power, and after the offering, will beneficially own approximately 56% of our ordinary shares (assuming that neither he nor his affiliates, purchase any ADSs in this offering). With such concentrated control, Mr. Schönharting will have influence over the outcome of corporate actions requiring board and shareholder approval, including the election of directors or any other significant corporate transaction. As a result, investors who acquire ADSs in the offering may have no effective voice in the management of our company.

Future sales, or the perception of future sales, of a substantial number of our ordinary shares or ADSs could adversely affect the price of the ADSs, and actual sales of our equity will dilute shareholders and ADS holders.

Future sales of a substantial number of our ordinary shares or ADSs, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. Based on the number of Class A and Class B shares outstanding as of June 30, 2014 and following the Share Conversion, the Bridge Conversions, the Bonus Share Issuance, the exercise of 7,590 warrants by Morten Priskorn and the Share Split, we had 35,313,760 ordinary shares outstanding immediately prior to the consummation of this offering. Based on 10,500,000 ordinary shares being issued as part of the offering of ADSs, we will have 45,813,760 ordinary shares outstanding upon the completion of this offering (assuming no exercise of the underwriters’ over-allotment option). This includes the shares underlying the ADSs offered in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Assuming the purchase in this offering of 952,381 of the ADSs by certain of our existing shareholders or their affiliates, the number of our ordinary shares beneficially owned by our existing shareholders will, in the aggregate, increase to 36,266,141 of our ordinary shares. A significant portion of these shares will be subject to the lock-up agreements described in the “Underwriting” section of this Prospectus. If, after the end of such lock-up agreements, these shareholders sell substantial amounts of shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected. We have entered into a registration rights agreement pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. In addition, we intend to register all ordinary shares that we may issue under our equity compensation plans. Once we register these ordinary shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this Prospectus.

If you purchase ADSs in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of the ADSs is substantially higher than the pro forma net tangible book value per Class A share and Class B share (following the Share Split). Therefore, if you purchase ADSs in this offering, you will pay a price per ADS that substantially exceeds our pro forma net tangible book value per ADS after this offering. To the extent outstanding warrants are exercised or deferred shares are issued, you will incur further dilution. Based on the initial public offering price of $21.00 per ADS, you will experience immediate dilution, representing the difference between our pro forma net tangible book value per ADS after giving effect to this offering and the initial public offering price. In addition, purchasers of ADSs in this offering will have contributed approximately 72.6% of the aggregate price paid by all purchasers or subscribers of our ordinary shares but will own only ADSs representing approximately 22.9% of our ordinary shares outstanding after this offering. See “Dilution.”

Update to “Capitalization”

The information under the caption “Capitalization” on page 59 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

The table below sets forth our capitalization (defined as total debt and shareholders’ equity) as of June 30, 2014 derived from our condensed consolidated financial statements included in this Prospectus:

•                                          on an actual basis; and

•                                          on a pro forma as adjusted basis, reflecting (a) the Share Conversion, (b) the Bridge Conversions, (c) the issuance of 7,590 Class A shares pursuant to an exercise of warrants to acquire Class A shares, at a price of DKK 70.06 per share on July 3, 2014, (d) the Bonus Share Issuance, (e) the Share Split, and (f) the issuance and sale of 10,500,000 ADSs, representing 10,500,000 ordinary shares to be issued in this offering, at the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Investors should read this table in conjunction with our audited consolidated financial statements included in this Prospectus as well as “Use of Proceeds,” “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	June 30, 2014
(USD in thousands)	Actual (unaudited)	Pro Forma (as adjusted)(1)
Cash and cash equivalents(2)	244	219,771

Share capital	314	790
Share premium	58,084	281,088
Foreign currency translation reserve	(1,319)	(1,319)
Accumulated deficit	(58,889)	(62,842)

Total shareholders’ equity (deficit)	(1,810)	217,717

Total capitalization (deficit)	(1,810)	217,717

(1)                                 The pro forma amounts do not include the effect of the nonrecurring preferential share issuance that was distributed to the Class B shareholders, resulting from the issuance of Class A bonus shares required by the Framework Agreement, as described under “Related Party Transactions—Framework Agreement.” The preferential share issuance was valued at approximately $42.8 million (based on the initial public offering price of $21.00 per ADS) and when issued, increased the loss available to the holders of our ADSs by an equal amount and, therefore, had a negative effect on the loss per share available to such ADS holders.

(2)                                 Cash and cash equivalents are not a component of capitalization but are included here for the convenience of prospective investors in seeing the effects of this offering on the Company’s cash position.

Update to “Dilution”

The information under the caption “Dilution” on pages 60 and 61 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS after this offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities.

At June 30, 2014, we had a net tangible book value of $18.9  million, corresponding to a net tangible book value of $0.53 per ADS, after giving pro forma effect to the Share Conversion, the Bridge Conversions, the Bonus Share Issuance, the Share Split, and the issuance of 7,590 Class A shares pursuant to an exercise of warrants. Net tangible book value per ADS represents the amount of our total assets less our total liabilities divided by 35,313,760, the total number of ADSs that would have been outstanding as of June 30, 2014 had each of the Share Conversion, the Bridge Conversions, the Bonus Share Issuance, the Share Split, and the issuance of 7,590 Class A shares pursuant to an excercise of warrants been effected on such date.

After giving effect to the sale by us of the 10,500,000 ADSs offered by us in this offering, and given the initial public offering price of $21.00 per ADS, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value estimated at June 30, 2014 would have been approximately $217.7 million, representing $4.75 per ADS. This represents an immediate increase in net tangible book value of $4.22 per ADS to existing shareholders and an immediate dilution in net tangible book value of $16.25 per share to new investors purchasing ADSs in this offering. Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and net tangible book value per ADS immediately after the completion of this offering.

The following table illustrates this dilution to new investors purchasing ADSs in this offering.

USD

Net tangible book value per ADS at June 30, 2014, pro forma for the Share Conversion, the Bridge Conversions, the Share Split, the issuance of 7,590 Class A shares pursuant to an exercise of warrants, and the Bonus Share Issuance	0.53

Increase in net tangible book value per ADS attributable to new investors	4.22

Pro forma net tangible book value per ADS after the offering	4.75

Dilution per ADS to new investors	16.25

Percentage of dilution per ADS in net tangible book value to new investors to the amount paid per ADS by new investors	77%

The following table sets forth, on a pro forma basis as of June 30, 2014, after giving effect to this offering at the initial public offering price of $21.00 per ADS, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the Share Conversion, the Bridge Conversions, the Bonus Share Issuance, the Share Split, and the issuance of 7,590 Class A shares pursuant to an exercise of warrants, (A) the total number of (i) existing shares owned by existing shareholders and (ii) new shares to be issued in connection with this offering and represented by the ADSs, and (B) (i) the total consideration paid and the average price per share paid by our existing shareholders for existing shares and (ii) the total consideration to be paid by investors purchasing ADSs in this offering.

	Shares/ADSs				Average price
	subscribed/purchased		Total consideration		per
	Number	Percent	Amount	Percent	share/ADS
Existing shareholders	35,313,760	77.1%	$83,029,760	27.4%	$2.35

New investors	10,500,000	22.9%	$220,500,000	72.6%	$21.00

Total	45,813,760	100%	$303,529,760	100%

The table above does not include:

•                                          131,052 of our Class A shares issuable upon the exercise of warrants outstanding as of June 30, 2014 at a weighted average exercise price of DKK 156.4 per share, which will entitle the holders to subscribe for an aggregate of 229,383 ordinary shares of DKK 1 following the Share Conversion and the Bonus Share Issuance, but before the Share Split (based on the initial public offering price of $21.00 per ADS);

•                                          31,895 Class A shares or 56,861 ordinary shares of DKK 1, following the Share Conversion and the Bonus Share Issuance, but before the Share Split (based on the initial public offering price of $21.00 per ADS) issuable pursuant to the deferred share award granted in August 2014 to Joel Sendek under the Share Plan (as defined below);

•                                          47,038 ordinary shares of DKK 1, following the Share Conversion and the Bonus Share Issuance, but before the Share Split, issuable to Joel Sendek, Thomas Carbone and Sharon Klahre pursuant to non-qualified stock options granted under the Share Plan upon consummation of this offering (based on the initial public offering price of $21.00 per ADS);

•                                          5,000 Class A shares or 8,914 ordinary shares of DKK 1, following the Share Conversion and the Bonus Share Issuance, but before the Share Split (based on the initial public offering price of $21.00 per ADS) issuable to Jan G. J. van de Winkel upon exercise of warrants issued in August 2014; and

•                                          Exercise by the underwriters of their over-allotment option; if the over-allotment option is exercised in full, the following will occur:

(i)                                     the percentage of our existing ordinary shares held by existing shareholders will decrease to approximately 74.5% of the total number of our ordinary shares outstanding after this offering; and

(ii)                                  the percentage of our ordinary shares issued in connection with this offering and represented by the ADSs will increase to approximately 25.5% of the total number of our ordinary shares outstanding after this offering.

Update to “Selected Financial Information”

The information in the table under the caption “Selected Financial Information—Consolidated statement of profit or loss data” on page 62 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

Consolidated statement of profit or loss data

	Year ended December 31, (Audited)		Six months ended June 30, (Unaudited)
(USD in thousands, except share and per share data)	2013	2012	2014	2013
Research and development costs	(8,018)	(4,445)	(4,821)	(2,982)
General and administrative costs	(1,014)	(928)	(2,618)	(385)

Operating loss	(9,032)	(5,373)	(7,439)	(3,367)

Fair value adjustment to net settlement obligations to shareholder warrants	(6,676)	(17,071)	(1,005)	2,084
Other finance costs	(84)	(35)	(108)	(12)

Net loss before tax	(15,792)	(22,479)	(8,552)	(1,295)

Income tax	96	0	57	87

Net loss for the period	(15,696)	(22,479)	(8,495)	(1,208)

Historical net loss per share
Basic	(9.53)	(14.25)	(4.91)	(0.75)
Diluted	(9.53)	(14.25)	(4.91)	(1.88)
Weighted-average shares outstanding used to calculate net loss per share
Basic	1,599,000	1,577,000	1,678,000	1,599,000
Diluted	1,599,000	1,577,000	1,678,000	1,737,000
Historical as adjusted net loss per share (unaudited) (1)
Basic	(0.95)	(1.43)	(0.49)	(0.07)
Diluted	(0.95)	(1.43)	(0.49)	(0.19)
Historical as adjusted weighted-average shares outstanding used to calculate historical as adjusted net loss per share (unaudited) (1)
Basic	15,990,000	15,770,000	16,780,000	15,990,000
Diluted	15,990,000	15,770,000	16,780,000	17,370,000

(1) The historical as adjusted net loss per share amounts and the historical as adjusted weighted-average shares outstanding have been computed to retroactively reflect the Share Split for all periods presented.  The historical as adjusted share and per share amounts exclude the effect of the Bonus Share Issuance.

Update to “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

The information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Offering price versus last valuation” on page 80 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

Offering price versus last valuation

On October 14, 2014, we and our underwriters determined the initial public offering price. The initial public offering price is $21.00 per ADS, representing one underlying ordinary share. In comparison, our estimate of the fair value of our Class A and Class B shares was $212 per share as of June 30, 2014 (not taking into account the Share Conversion, the Bridge Conversions, the Bonus Share Issuance, the Share Split, and the issuance of 7,590 Class A shares pursuant to an exercise of warrants). We note that, as is typical in initial public offerings, the initial public offering price for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this price were our prospects and the history of and prospects for our industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded securities of generally comparable companies. Specifically, we believe that the difference between the fair value of our Class A and Class B shares as of June 30, 2014 and the initial public offering price for this offering is primarily due to advances we have made in connection with our intellectual property, manufacturing and regulatory development, and commercialization prospects.

Update to “Business” and “Related Party Transactions”

The information in the first and fifth bullets below the first paragraph under the captions “Business—Material Agreements—Framework Agreement” and “Related Party Transactions—Framework Agreement” on pages 101 and 132-133, respectively, of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

•                                          our board of directors and shareholders adopted our 2014 Omnibus Equity Incentive Compensation Plan, or the Share Plan, and our shareholders, at an extraordinary general meeting held on October 14, 2014, in order to ensure that there would be a sufficient amount of shares authorized under the Share Plan to account for the Bonus Share Issuance, authorized our board of directors to issue (i) up to 2,140,000 warrants, each to subscribe for one ordinary share, and (ii) 2,140,000 ordinary shares of DKK 0.10, to our employees, consultants and members of our board of directors and management;

•                                          prior to our board of directors’ approval of the offer price and the issuance of ADSs offered by this Prospectus, we held an extraordinary general meeting on October 14, 2014 pursuant to which we performed the following:

(i)                                     We issued additional Class A bonus shares to the holders of Class B shares. Since Class B shares had a distribution preference of at least DKK 4,419.48 per share, or at least 375.375% of the amount paid by the Class B shareholders upon the subscription of the Class B shares, we issued to the holders of Class B shares, in order to account for such distribution preference and in lieu of cash, an additional 114,309 Class A bonus shares based on the initial public offering price of $21.00 per ADS. As a result of this issuance of additional Class A bonus shares, the holders of Class B shares received a return of approximately $42.8 million, in the aggregate, on their Class B shares, and the holders of Class A shares suffered dilution in an equivalent aggregate amount, prior to the consummation of this offering.

(ii)                                  Following the issuance of additional Class A bonus shares to the holders of Class B shares described above, all of our outstanding Class A shares and Class B shares were converted into a single class of ordinary shares on a 1:1 basis.

(iii)          Our bridge loans (including all principal and accrued interest) obtained from NBFPII and BVF Forward, respectively, were converted into ordinary shares, at the public offering price less a discount of 15%, and the holders of the ordinary shares suffered dilution in an equivalent aggregate amount, prior to the consummation of this offering.

(iv)                              In order to achieve a fixed number of issued and outstanding ordinary shares prior to the consummation of this offering, and due to the fact that the exact number of Class A bonus shares issued to the holders of Class B shares was variable based on the price per share in the offering, we issued in the aggregate 1,550,540 additional ordinary shares based on the initial public offering price of $21.00 per ADS, in the form of bonus shares to all existing shareholders on a pro rata basis.

(v)                                 We underwent a share split, pursuant to which existing shareholders received ten (10) shares in exchange for each share they owned to such extent that the undiluted share capital was set to equal 35,313,760 issued and outstanding ordinary shares immediately prior to the consummation of the offering.

(vi)                              Our board of directors was authorized to (a) resolve to distribute extraordinary dividends, (b) have Forward Pharma A/S acquire its own shares, (c) issue new shares without preemptive rights for existing shareholders, and (d) adopt certain other amendments to our Articles of Association.

Update to “Management”

The first sentence under the caption “Management—Employee Warrants (issued prior to the adoption of the Share Plan)” on page 127 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

As of June 30, 2014, our former and existing key employees, board members and consultants held an aggregate of 131,052 warrants issued prior to the adoption of the Share Plan to subscribe for new Class A shares (which were converted into warrants to subscribe for an aggregate of 229,383 ordinary shares, at a weighted average exercise price of approximately $15.10 per share, following our Share Split) of nominal DKK 1.00 per share at specified exercise prices and a weighted average exercise price of DKK 156.4.

Update to “Principal Shareholders”

The information under the caption “Principal Shareholders” on pages 129-131 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

The following table sets forth information relating to the ownership of our Class A shares and Class B shares prior to the Share Conversion, the Bridge Conversions, the Bonus Share Issuance, the Share Split and this offering, by:

•                                          each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding Class A shares or Class B shares;

•                                          each of our directors and executive officers; and

•                                          all of our directors and executive officers as a group.

The number of Class A shares or Class B shares beneficially owned by each entity, person or director is determined in accordance with the rules of the SEC governing the beneficial ownership of securities, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which a person has sole or shared voting power or investment power as well as any shares that such person has the right to acquire within 60 days of the date of this Prospectus through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of shares beneficially owned before the offering is computed on the basis of 1,736,540 of our Class A shares and 56,851 Class B shares outstanding as of June 30, 2014. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering, including the ordinary shares that we are selling in this offering, assumes no exercise of the underwriters’ over-allotment option and is based on the initial public offering price of $21.00 per ADS. Shares that a person has the right to acquire within 60 days of the date of this Prospectus are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

	Shares beneficially owned prior to the Share Conversion, the Bridge Conversions, the Bonus Share Issuance, the Share Split and the offering					Shares beneficially owned after the Share Conversion, the Bridge Conversions, the Bonus Share Issuance, the Share Split and the offering
Name and address of	Class A		Class B		Percent of total voting power before the	Ordinary
beneficial owner	Shares	%	Shares	%	offering(1)	Shares	%

5% Shareholders

BML Healthcare I, L.P.(2)	492,952	28.26	—	*	0.96	8,788,200	18.94

Nordic Biotech K/S	680,141	39.00	—	*	1.32	12,125,340	26.13

Nordic Biotech Opportunity Fund K/S(3)	563,447	32.31	10,136	17.83	18.32	10,588,990	22.82

NB FP Investment K/S*	—	—	46,715	82.17	79.39	2,507,360	5.40

NB FP Investment II K/S(4)	—	—	—	—		602,260	1.30

BVF Forward Pharma L.P.(5)	—	—	—	—		566,300	1.22

Directors and Executive Officers(6)

Peder M. Andersen(7)	23,719	*	—	*		422,850	+

J. Kevin Buchi(8)	9,360	*	—	*		166,860	+

Torsten Goesch(2)	—	*	—	*		—	+

Florian Schönharting(9)	1,243,588	71.29	56,851	100	99.03	25,823,950	55.65

All directors and executive officers as a group (4 persons)(8)	1,276,667	73.19	56,851	100	99.10	26,413,660	56.92

*                 Indicates beneficial ownership of less than 5% of the total outstanding Class A shares and Class B shares.

+                 Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)         Each Class A share has one vote and each Class B share has 875 votes. Following the Share Conversion each ordinary share will have one vote.

(2)         Mr. Goesch has full investment and voting power over all of the shares held by BML Healthcare I, L.P. (an affiliate of BioScience Managers Limited), and so may be deemed to share beneficial ownership of the securities owned by the fund. The address for BML Healthcare I, L.P. is BML Healthcare I, L.P., c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware, United States.

(3)         Under the terms of the Stock Lending Agreement, Nordic Biotech Opportunity Fund K/S has agreed to loan up to 10,500,000 ordinary shares (referred to as the Borrowed Shares) to the Company prior to and in connection with the consummation of the offering. The Company has agreed, concurrently with or immediately after the consummation of the offering, to cause the Borrowed Shares underlying the ADSs to be returned to Nordic Biotech Opportunity Fund K/S promptly upon the deposit by the underwriters of newly issued ordinary shares of equal number.

(4)         Consists of 33,782 ordinary shares issued upon conversion of the principal amount outstanding under the bridging financing, of €8.4 million, for which we have drawn down the entire €8.4 million as of the date of this Prospectus, plus accrued interest, at the initial public offering price, less a discount of 15%, prior to the Bonus Share Issuance and the Share Split.

(5)         Consists of 31,764 ordinary shares issued upon conversion of the principal amount outstanding under the bridge financing, of $10.0 million, for which we have drawn down the entire $10.0 million as of the date of this Prospectus, plus accrued interest, at the initial public offering price, less a discount of 15%, prior to the Bonus Share Issuance and the Share Split. A number of entities affiliated with our bridge lender, BVF Forward Pharma L.P. (an affiliate of BVF Partners LP, which itself is affiliated with certain of our principal shareholders), have indicated an interest in purchasing up to an aggregate of $20.0 million of ADSs in this offering at the initial public offering price.

(6)         In connection with his engagement as our Chief Financial Officer on August 5, 2014, Joel Sendek has received an award of deferred Class A shares which are not exercisable within 60 days of the date of this Prospectus. Mr. Sendek has also received an award of stock options upon consummation of this offering which will allow him to subscribe for ordinary shares. In connection with his engagement as Vice President, Finance and Controller of Forward Pharma USA, LLC on August 18, 2014, Thomas Carbone was granted upon consummation of this offering a stock option to subscribe for such number of ordinary shares as are equal to 4,500 Class A Shares which are not exercisable within 60 days of the date of this Prospectus. In connection with his retention as director, Jan G. J. van de Winkel has received an award of warrants to subscribe for 5,000 Class A Shares which are not exercisable within 60 days of the date of this Prospectus. For more information regarding Mr. Sendek’s, Mr. Carbone’s and Dr. van de Winkel’s equity awards, see “Management—2014 Omnibus Equity Incentive Compensation Plan—Awards Granted under the 2014 Omnibus Equity Incentive Compensation Plan”.

(7)         Consists of 23,719 Class A shares issuable upon exercise of warrants to subscribe for Class A shares.

(8)         Consists of 9,360 Class A shares issuable upon exercise of warrants to subscribe for Class A shares.

(9)         Through his ownership of Tech Growth Invest ApS, Mr. Schönharting controls (a) 45% of the ownership interests in Nordic Biotech General Partner ApS (which is the general partner of both Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S) and (b) a majority of the interests in NB FP Investment General Partner ApS (which is the general partner of NB FP Investment K/S and NB FP Investment II K/S) and therefore, Mr. Schönharting may be deemed to share beneficial ownership of the securities beneficially owned by Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S. Mr. Schönharting disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. Each of the funds referenced above shares, among other limited partner investors, the Danish government investment fund Vækstfonden.

Update to “Related Party Transactions”

The information under the caption “Related Party Transactions—Stock Lending Agreement” on page 134 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

Stock Lending Agreement

To facilitate the orderly closing of this offering of ADSs, under the terms of a Stock Lending Agreement dated October 15, 2014, among NBOF, the underwriters and the Company, NBOF has agreed to loan to the Company 10,500,000 ordinary shares (referred to as the Borrowed Shares) in connection with the initial deposit of ordinary shares into the American Depositary Receipt Program immediately prior to and concurrent with the consummation of the offering.

We have agreed to cause to be issued to the underwriters, and the underwriters have agreed to deposit into the American Depositary Receipt Program, 10,500,000 ordinary shares, concurrently with or immediately after the consummation of the offering. Following receipt from the underwriters of the newly issued ordinary shares equal to the number of the Borrowed Shares, the Depositary shall return the Borrowed Shares underlying the ADSs to NBOF.

We have agreed to indemnify and hold harmless each of the underwriters and NBOF for any damages in connection with the Stock Lending Agreement and the transactions contemplated thereunder.

Updates to “Description of Share Capital and Articles of Association”

The information in the fourth paragraph under the caption “Description of Share Capital and Articles of Association—General” on page 138 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

Based on the initial public offering price of $21.00 per ADS, prior to the consummation of this offering at an extraordinary general meeting of our shareholders held on October 14, 2014, all of our Class A and Class B shares were converted into an aggregate of 1,915,290 ordinary shares based on the amount of Class A shares and Class B shares outstanding as of June 30, 2014 as well as the 7,590 Class A shares issued to Morten Priskorn on July 3, 2014 (following which we currently have only one class of shares, ordinary shares), pursuant to the Share Conversion. Also, €8.4 million and $10.0 million we have drawn down under the bridge financings (representing the entire principal amounts available thereunder), along with accrued interest, were converted into 33,782 ordinary shares and 31,764 ordinary shares, respectively, at the initial public offering price, less a discount of 15%. Further, 1,550,540 ordinary shares were issued in the form of bonus shares to all existing shareholders and we underwent a share split to the effect that one share of DKK 1 was split into 10 shares of DKK 0.10 each. Following the Share Conversion, the Bridge Conversions, the Bonus Share Issuance, and the Share Split, as well as this offering, we will have 45,813,760 ordinary shares outstanding, each with a nominal value of DKK 0.10 per share (assuming no exercise of the underwriters’ over-allotment option).

The information under the caption “Description of Share Capital and Articles of Association—Authorizations to Increase Share Capital” on page 139 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

Prior to our board of directors’ approval of the offer price and the issuance of ADSs offered by this Prospectus, our board of directors resolved to increase our share capital by cash contributions, contributions in kind or conversion of debt issuances by issuance of shares of no more than nominal DKK 3,500,000. Such authorization by our board of directors will be in force for up to five years. The increase may be effected either gradually or at once. Such new shares shall carry the same rights as our ordinary shares following the Share Conversion.

Update to “Shares and ADSs Eligible for Future Sale”

The information in the second paragraph and the table that immediately follows such paragraph under the caption “Shares and ADSs Eligible for Future Sale” on page 159 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

Based on shares outstanding as of June 30, 2014, upon completion of this offering, we will have 45,813,760 ordinary shares outstanding, or 47,388,760 ordinary shares outstanding if the underwriters exercise their options in full to purchase additional ADSs. ADSs representing 10,500,000 ordinary shares, or ADSs representing 12,075,000 ordinary shares if the underwriters exercise their options in full to purchase additional ADSs, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any ADSs purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares (including shares represented by ADSs)	Date
10,500,000	On the date of this Prospectus.

89,120	After 90 days from the date of this Prospectus (subject, in some cases, to volume limitations).

35,224,760	After 180 days from the date of this Prospectus (subject, in some cases, to volume limitations).

Update to “Expenses of the Offering”

The information under the caption “Expenses of the Offering” on page 175 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount (USD)
U.S. Securities and Exchange Commission registration fee	30,519
FINRA filing fee	36,643
NASDAQ listing fee	150,000
Printing expenses	250,000
Legal fees and expenses	5,000,000
Accounting fees and expenses	500,000
Miscellaneous costs (1)	250,000

Total	6,217,162

(1)                                 Our miscellaneous costs include the additional $1,894 FINRA filing fee and $1,466.75 registration fee that were paid as a result of our upsizing the offering.

All amounts in the table are estimates except the initial U.S. Securities and Exchange Commission registration fee, the NASDAQ listing fee and the initial FINRA filing fee. We will pay all of the expenses of this offering.

We have filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Leerink Partners LLC, Attention: Syndicate Department, at One Federal Street, 37th Floor, Boston, MA 02110, USA, by email at syndicate@leerink.com, or by telephone at (800) 808-7525; or from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, at 520 Madison Avenue, 2nd Floor, New York, NY, 10022, USA, by email at Prospectus_Department@Jefferies.com, or by telephone at (877) 547-6340; or from RBC Capital Markets, LLC, Attention: Equity Syndicate, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281, USA, by email at equityprospectus@rbccm.com, or by telephone at (877) 822-4089.

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